# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Forte Biosciences, Inc., CIK 0001419041
CUSIP: 34962G208
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3060 Pegasus Park Dr., Building 6, Dallas, Texas (TX), 75247
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001000264

## Reporting persons
- Alger Associates, Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: New York (NY); sole voting power 910,609; shared voting power 0; sole dispositive power 910,609; shared dispositive power 0; aggregate amount beneficially owned 910,609 (14.2% of the class)

## Item 1. Issuer
Name of issuer: Forte Biosciences, Inc.
Address of issuer's principal executive offices: 3060 Pegasus Park Drive, Building 6, Dallas, TX 75247

## Item 2. Person Filing
Name of person filing: Alger Associates, Inc.
Address of principal business office or, if none, residence: 100 Pearl Street, 27th Floor, New York, NY 10004
Citizenship: New York

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 910,609
Percent of class: 14.2
Sole power to vote or to direct the vote: 910,609
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 910,609
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The securities reported herein are beneficially owned by one or more open-end investment companies or other managed accounts that are investment management clients of Fred Alger Management, LLC ("FAM"), a registered investment adviser. FAM is a 100% owned subsidiary of Alger Group Holdings, LLC ("AGH"), a holding company. AGH is a 100% owned subsidiary of Alger Associates, Inc., a holding company.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit A.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Alger Associates, Inc.: /s/ Hal Liebes, Hal Liebes / Secretary (05/15/2025)